UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 08, 2021

BHP GROUP LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP GROUP PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NOVA SOUTH, 160 VICTORIA STREET LONDON, SW1E 5LB UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes  ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	8 December 2021

Number	34/21

BHP PUBLISHES SHAREHOLDER DOCUMENTS IN CONNECTION WITH UNIFICATION PROPOSAL

Publication of Shareholder Circular, Prospectus and Johannesburg Stock Exchange pre-listing announcement

On 2 December 2021, BHP announced a final Board decision to unify BHP’s corporate structure under its existing Australian parent company, BHP Group Limited.

Unification will require the approval of BHP Group Limited and BHP Group Plc shareholders and shareholder meetings will take place on Thursday 20 January 2022.

Today, BHP has published a Shareholder Circular, a Prospectus and a Johannesburg Stock Exchange pre-listing announcement which are available on the BHP website (www.bhp.com/unify). A copy of the relevant documents will also be submitted to the National Storage Mechanism and will be available in due course for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

The Shareholder Circular contains the notices of the shareholder meetings of BHP Group Limited and BHP Group Plc, the advantages, disadvantages and risks associated with unification and, as is customary in Australia, an independent expert’s report that concludes that unification is in the best interests of BHP Shareholders.

BHP Shareholders are encouraged to read the Shareholder Circular (and the Prospectus for BHP Group Plc shareholders) as these documents contain important information in relation to unification.

The BHP Board believes that unification is in the best interests of Plc Shareholders as a whole, Limited Shareholders as a whole and BHP Shareholders as a whole, and accordingly unanimously recommends that shareholders vote in favour of unification. Each of the Directors intends to vote all BHP shares that they own or control in favour of the unification resolutions.

Meeting dates

Shareholder meetings will be held sequentially on Thursday 20 January 2022 as follows:

•	First, the BHP Group Limited general meeting will take place in Melbourne at 6:00pm (AEDT).

•	Next, the BHP Group Plc scheme meeting will take place in London at the later of 10:00am (GMT) and the conclusion or adjournment of the BHP Group Limited general meeting.

•	Finally, the BHP Group Plc general meeting will take place in London at the later of 10:30am (GMT) and the conclusion or adjournment of the BHP Group Plc scheme meeting.

All of the resolutions at each of these meetings must be approved by the requisite majorities for unification to proceed. Further information on these meetings and a detailed timetable is set out in the Shareholder Circular.

Unification timetable and approvals

If approved by shareholders and all other conditions are satisfied or waived, unification is expected to complete on 31 January 2022 and the expected last day of trading in BHP Group Plc shares (including BHP Group Plc shares in the form of ADSs on the NYSE) would be 28 January 2022 (in the relevant jurisdictions). The Limited shares that are to be issued in connection with unification are expected to be admitted to trading on the ASX, LSE, JSE and Limited ADSs on the NYSE on 31 January 2022.

As unification will involve a UK scheme of arrangement, it will also require the UK Court’s sanction of the scheme. Implementation of unification also remains subject to approval from the National Treasury of South Africa1 and an outstanding competition regulatory clearance, both of which are intended to be obtained before the shareholder meetings, and receipt of final approvals in respect of the admission of Limited’s shares to the standard segment of the FCA Official List and trading on the LSE and the listing of Limited’s shares on the JSE.

[1]	National Treasury of South Africa approval to be obtained pursuant to an application that BHP has made to the South African Reserve Bank (SARB).

Media Relations

Email: media.relations@bhp.com

Australia and Asia

Gabrielle Notley

Tel: +61 3 9609 3830 Mobile: +61 411 071 715

Europe, Middle East and Africa

Neil Burrows

Tel: +44 20 7802 7484 Mobile: +44 7786 661 683

Americas

Judy Dane

Tel: +1 713 961 8283 Mobile: +1 713 299 5342

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

Members of the BHP Group which is

headquartered in Australia

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Investor Relations

Email: investor.relations@bhp.com

Australia and Asia

Dinesh Bishop

Mobile: +61 407 033 909

Europe, Middle East and Africa

James Bell

Tel: +44 2078 027 144 Mobile: +44 7961 636 432

Americas

Brian Massey

Tel: +1 713 296 7919 Mobile: +1 832 870 7677

BHP Group plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Disclaimer

BHP makes no representation or warranty as to the appropriateness, accuracy, completeness or reliability of the information in this release.

This release is for information purposes only and is not intended to and does not constitute or form part of any offer to sell or subscribe for or any invitation to purchase or subscribe for or otherwise acquire or dispose of any BHP securities or the solicitation of any vote or approval in any jurisdiction pursuant to unification or otherwise, nor will there be any sale, issuance or transfer of any BHP securities pursuant to unification or otherwise in any jurisdiction in contravention of applicable law. This release does not constitute a prospectus or prospectus equivalent document.

Prior to making any decision in relation to unification or as to whether to invest in the shares in Limited, investors should read the Shareholder Circular and the Prospectus in their entirety, including the information incorporated by reference. Investors must rely upon their own examination, analysis and enquiries of BHP and the terms of the Shareholder Circular and Prospectus, including the merits and risks involved.

Forward looking statements

This release contains forward looking statements, including statements regarding: plans, strategies and objectives of management; approval of certain projects and consummation of certain transactions; unification, including, but not limited to, the perceived benefits of unification and expectations around the financial impact of unification on the BHP Group; future performance and future opportunities. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘intend’, ‘aim’, ‘project’, ‘see’, ‘anticipate’, ‘estimate’, ‘plan’, ‘objective’, ‘believe’, ‘expect’, ‘commit’, ‘may’, ‘should’, ‘need’, ‘must’, ‘will’, ‘would’, ‘continue’, ‘forecast’, ‘guidance’, ‘trend’ or similar words. These statements discuss future expectations concerning the results of assets or financial conditions, or provide other forward-looking information.

These forward looking statements are based on management’s current expectations and reflect judgments, assumptions, estimates and other information available as at the date of this release. These statements do not represent guarantees or predictions of future financial or operational performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. The BHP Group cautions against reliance on any forward-looking statements or guidance, including in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with Covid-19.

Forward-looking statements contained in this release apply only as at the date of this release. To the extent required by the FCA Listing Rules, the Disclosure Guidance and Transparency Rules, the Prospectus Regulation Rules, the ASX Listing Rules and other applicable regulations, BHP will update or revise the information in this release. Otherwise, BHP will have no obligation publicly to update or revise any forward-looking statement, whether as a result of new information or future developments.

No profit forecasts or estimates

No statement in this release is intended as a profit forecast or estimate and no statement in this release should be interpreted to mean that earnings per share for the most recent, current or future financial years would necessarily match or exceed the historical published earnings per share.

Notice to overseas shareholders

The distribution of this release into a jurisdiction other than the United Kingdom or Australia may be restricted by law and therefore persons into whose possession this release comes should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction. No action has been or will be taken by the BHP to distribute this release in any jurisdiction where action for that purpose may be required or doing so is restricted by law. Accordingly, this release may not be distributed or published in any jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations.

Notice to US investors

The securities to be issued by Limited in connection with Unification have not been, and will not be, registered under the US Securities Act of 1933, as amended (the “US Securities Act”), or the securities laws of any state or other jurisdiction of the United States. Any securities to be issued if Unification is completed are anticipated to be issued in reliance on the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof on the basis of the approval of the High Court of Justice in England and Wales.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: December 08, 2021	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary